UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE PROVIDES INVESTOR UPDATE

“BITCOIN PRICE SURGING, INSTITUTIONAL FLOW SETTING RECORD HIGHS”

For Immediate Release

Vancouver, British Columbia – November 2, 2017 – DIGATRADE FINANCIAL CORP (OTCQB: DIGAF) a digital-asset bitcoin exchange, blockchain development and fintech advisory services company today provides an update to shareholders regarding the previously announced integration of the Ethereum Coin “ETH” onto the Digatrade platform which is expected to be competed in November 2017. This will afford Digatrade customers and shareholders first access to register for the Digafund21 (D21) token release on the already established, safe and secure Digatrade platform.

The ICO platform is currently under development and is expected to be live and offering the presale discounted token in Q1-2018. Further project disclosure announcements will include the crypto-analytics team, development team, regulatory compliance partnerships, white paper, token structure, use of proceeds and user guide registration for token activation among other items and requirements.

The Company reports that it has completed US$320,000 in funding via convertible promissory notes (“Notes”) during Q2 & Q3 and has ongoing discussions with additional funding sources with terms that meet the Company goal of minimizing dilution to existing and future shareholders. Digatrade, a British Columbia corporation, share structure has unlimited class “A” voting shares with 45,161,150 outstanding, 26,574,157 restricted and 18,586,994 in the float along with a total of 100,000 non-participating, non-voting class “B” shares. The Company also reports that its interim unaudited financial statements for period ended September 30, 2017 will be completed and filed on both Edgar in the United States and Sedar in Canada on or before November 29, 2017.

Brad Moynes, CEO of Digatrade previously stated “We are very pleased to have executed a digital corporate finance LOI agreement with the ANX group who recently completed the OpenANX https://www.openanx.org/en/ token release with total token sales equivalent to US$18.5m”. We are continuing to analyze the regulatory compliance landscape for ICO funding methods to best serve the Company and its shareholders along with a significant budget increase in marketing and advertising to open up a new audience for the DIGAF opportunity.

Additional information will be provided as it materializes.

ABOUT DIGATRADE:

DIGATRADE is a global digital asset exchange and blockchain development services company located in Vancouver, British Columbia, Canada. The Company is owned and operated 100% by Digatrade Financial Corp which is publically listed on the OTC.QB under the trading symbol DIGAF. DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC". Digatrade operates as a registered Money Service Business “MSB” in Canada with FINTAC under Registration Number: M15954395.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

1500 West Georgia Street, 1300

Vancouver, BC V6G-2Z6 Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.digatrade.com

INVESTOR RELATIONS:

Black Ice Advisors LLC

Jeffrey M. Dashefsky

Email: jeff@blackiceadvisors.com

Office: +1(858) 724-2440

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: November 2, 2017	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO